December 19, 2024

Bhaskar Ragula
Chief Executive Officer
FatPipe, Inc.
392 East Winchester Street, Fifth Floor
Salt Lake City, UT 84107

        Re: FatPipe, Inc.
            Amendment No. 3 to Registration Statement on Form S-1
            Filed December 6, 2024
            File No. 333-280925
Dear Bhaskar Ragula:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 2, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed December 6, 2024 Capitalization, page 29

1.     Please address the following as it relates to your revised
Capitalization table
       disclosures in response to prior comment 1:
           Explain the inclusion of    Other Current Assets     includes CDs
in your
           capitalization table or revise to remove such line item. In this regard, generally only investments with original maturities of three months or less qualify as cash and cash equivalents. Refer to ASC 210-10-20.
           Rename the caption    Total Liabilities    as the amount disclosed
here does not
           represent your total liabilities.
 December 19, 2024
Page 2
Audited Consolidated Financial Statements for the Years Ended March 31, 2024 and 2023
Note 1(B) Significant Accounting Policies
Revenue recognition, page F-17

2. You state in your response to prior comment 3 that revenue for support services is
       6.97% of the contract value and revenue attributable to implementation services will be immaterial. Please clarify what the 6.97% represents and how it relates to the service revenues recognized, which appear to range from approximately 15% -26% of total revenue during the periods presented. In addition, explain your basis for concluding that implementation services are immaterial and in your response, tell us the amount of revenue related to implementation services for each period presented.

       Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if
you have questions regarding comments on the financial statements and related matters. Please contact Charli Wilson at 202-551-6388 or Matthew Derby at 202-551-3334
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Darrin Ocasio